HOTGATE TECHNOLOGY, INC.

RM 1602, AITKEN VANSON CENTRE
61 HOI YUEN ROAD
KWON TONG, KOWLOON K3 0000000
(852) 22700660

July 9, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian and Morgan Youngwood

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hotgate Technology, Inc.

Form 8-K/A filed on January 16, 2009

File No. 333-129388

Dear. Messrs. Krikorian and Youngwood:

This letter is in response to your correspondence dated June 25, 2009 requesting certain revisions to the Form 8-K/A filed by Hotgate Technology, Inc. (the “Company”) on January 16, 2009.  We have responded to your request and filed a Item 4.02 Form 8-K simultaneously with this letter. We apologize for the oversight and appreciate your comments in this matter.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

/s/ Wee Tak Pang

Wee Tak Pang, CEO